June 15, 2009

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via:  Facsimile AND EDGAR

Re:                               Wave Systems Corp.
Form 10-K For Fiscal Year Ended December 31, 2008

Form 10-Q For Fiscal Quarter Ended March 31, 2009
File No. 000-24752

Dear Mr. Krikorian,

This letter sets forth the response of Wave Systems Corp. (the “Company”) to the comment letter, dated June 4, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 31, 2008 filed on March 16, 2009 (the “10-K”) and the Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed on May 11, 2009 (the “10-Q”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for Fiscal Year Ended December 31, 2008

Cover

1.              We note that the aggregate market value of your common shares held by non-affiliates as of June 30, 2008 was approximately $57 million.  It therefore appears that you qualify as a “smaller reporting company.”  Although you have chosen not to provide scaled disclosures, as is your option, you are still required to check the “smaller reporting company” box if you meet the criteria of that category.  Please confirm that in future filings you will correctly identify yourself as a “smaller reporting company” or explain how you determined that you did not qualify for this category of filer.

Response:  In future filings, when the Company qualifies as a “smaller reporting company,” we will check the “smaller reporting company” box in accordance with the Staff’s comment.

Notes to Consolidated Financial Statements

(3) Significant Accounting Policies

(m) Revenue Recognition

2.              With regard to your license sales, including the distribution software licenses with OEMs from which you earn royalties, clarify whether the initial sale includes any rights to updates or upgrades or any maintenance (PCS).  Your disclosure in the last paragraph on page 42 suggests that your distribution arrangements may contain multiple elements and you state that you have not established VSOE for each undelivered element because you are in the early stages of your “software and maintenance business.”  Tell us when you began offering such upgrades and maintenance and describe what each of these entails.  Describe the elements included in the initial sale, including the “packages offered in connection with [your] distribution agreements” and how your accounting for these arrangements is consistent with your accounting policy disclosures.

Response:  All except for one of our OEM distribution agreements from which we earn royalties do not include any rights to updates or upgrades or any maintenance/PCS.  The only updates, upgrades or maintenance/PCS the Company is contractually obligated to provide is for corrections of errors to maintain compliance with specifications (“bug fixes”).  These bug fixes are considered to be a warranty obligation in accordance with AICPA Technical Practice Aid 5100.43, Corrections of Errors in Computer Software (Bug Fixes). This practice aid concludes that obligations related to warranties for software “bug fixes” including those that are routine, short-term and relatively minor should be accounted for in conformity with FASB No. 5, Accounting for Contingencies.  Management believes that any obligation that could result under the terms of the Company’s OEM distribution agreements for initial sales would be treated as a form of product warranty liability and be accounted for under FASB No. 5.  Historically, the Company has not maintained a warranty liability due to the insignificant warranty expense activity.  We are recognizing revenue ratably over the maintenance term for our one OEM distribution agreement that provides for upgrade rights, which we concluded to be post-contract support, and for which we have not yet established VSOE.

The OEM distribution agreements referred to above have given rise to separate software upgrade contracts with enterprise customers/end users.  We refer to these contracts as license upgrade agreements.  These contracts include a software license and a maintenance agreement.  These contracts are separately negotiated with end users and are not associated with the OEM distribution agreements.  In future filings we will update our disclosure to clarify that the OEM distribution agreements are separate from the upgrade contracts.  We have not yet been able to establish VSOE for maintenance and therefore we are recognizing revenue from both the license and maintenance over the maintenance term which is typically 12 months.

Sales from these contracts began in the latter part of the third quarter of fiscal year 2007.  These sales consist of licensed use of the Company’s EMBASSY Trust Suite of products - primarily the Company’s EMBASSY Security Center paired with the Company’s ERAS server product.  A majority of the Company’s enterprise customers/end users choose a Gold Maintenance program at the time of purchase.  This is a 12 month plan entitling the customer to a year’s worth of customer support, including any updates that become available during the maintenance period.  Since VSOE has not been established for either the license or the maintenance, the full amount of the revenue from these software upgrade contracts is being deferred and recognized over the term of the maintenance agreement which is typically 12 months.

(11) Wavexpress, pages F-33 and F-34

3.              We note that Wavepress suspended its TVTonic consumer media service and was exploring opportunities to sell or license its technology.  Provide us with your analysis of paragraph 42 of SFAS 144 that supports your determination that presentation of Wavexpress as a discontinued operation is not required.

Response:  Effective December 1, 2008, Wavexpress suspended its TVTonic media subscription service and was exploring opportunities to sell or license its technology.  The decision to suspend the operations of Wavexpress was primarily driven by a management decision to reduce consolidated operating expenses.  Paragraph 42 of SFAS 144, states that in order to qualify for discontinued operations, the Company would need to conclude that Wavexpress had either been disposed of other than by sale or was held for sale as of December 31, 2008.

The Company determined that Wavexpress had not been disposed of other than by sale at December 31, 2008, as the Company had continued to maintain the TVTonic service and product, in an attempt to maintain the asset group’s marketability.  The service cannot be considered abandoned, as paragraph 28 of SFAS 144 states “a long-lived asset that has been temporarily idled shall not be accounted for as if abandoned”.  The Company will continue to analyze on a periodic basis if the service should be considered abandoned.

The Company determined that Wavexpress did not qualify as held for sale at December 31, 2008.  In order for a disposal group to be classified as held for sale, the following requirements of paragraph 30 of SFAS 133 must be met:

“a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.”

The Company has not committed to a plan to sell or dispose of the Wavexpress business, and therefore has not met the criteria of paragraph 30 of SFAS 144.  Currently, the Company is exploring various options, including selling or licensing the technology.  Additionally, if the financial condition of the Company improves, the Company may consider activating the service again.

Since Wavexpress had not been disposed of, and was not held for sale as of December 31, 2008 (nor at March 31, 2009), management determined that it was not required to present Wavexpress as discontinued operations.

Form 10-Q For the Quarter Ended March 31, 2009

Results of Operations

Three-Months Ended March 31, 2009 and 2008

4.              Your disclosure attributes the increase in revenue to a higher per-unit royalty rate resulting from an amendment of the agreement you have with Dell.  Tell us how much of this increase was due to sales in 2008 due to the retroactive application of this rate.  Also, tell us what consideration you gave to disclosing this amount.

Response:  No portion of the revenue recognized in the first quarter of 2009 was related to sales transactions made in 2008.  The amendment of our agreement with Dell increasing our per-unit royalty rate was signed in mid-December 2008 and was applied retroactively to November 1, 2008 in the fourth quarter of 2008.  Therefore, there was no relevant disclosure to make regarding this point.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, pages 22 and 23

5.              We note your disclosure that your “CEO and CFO have concluded that [your] disclosure controls and procedures are effective as of March 31, 2009 to ensure that information required to be disclosed by [the company] in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.”  In future filings, if you chose to define disclosure controls and procedures you should include the entire definition.  That is, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:  In future filings, we will revise our disclosure regarding disclosure controls and procedures in accordance with the Staff’s comment.

Conclusion:

As requested in your letter, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your attention to the Company’s responses to your comments.  Should you have any questions or comments with respect to this filing, please call Gerard T. Feeney, of the Company, at 978-618-1899, or me at 413-243-7011.

Sincerely,

/s/ Steven K. Sprague

Steven K. Sprague

President and Chief Executive Officer

cc:                                 Tamara Tangen (Securities and Exchange Commission)

Neil W. Townsend (Bingham McCutchen LLP)
David B. Cosgrove (Bingham McCutchen LLP)